Exhibit 99.37

For Immediate Release

Novadaq Names MAQUET Cardiovascular Exclusive

U.S. Distributor of CO2 Heart Laser Products

Toronto, Ontario and Wayne, N.J. – January 3, 2012 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time imaging systems for use in the operating room, and MAQUET Cardiovascular, a leader in providing innovative products for cardiac surgery, vascular intervention and cardiac support, announced today that the companies have signed an agreement naming MAQUET Cardiovascular as the exclusive distributor of Novadaq’s CO2 Heart Laser™ Systems and procedure kits in the United States (U.S.).

The CO2 Heart Laser System for Transmyocardial Revascularization (TMR) is indicated for use in patients suffering from severe angina that is not amenable to traditional medical or coronary revascularization therapies. During the TMR procedure, the CO2 Heart Laser creates small channels in the heart tissue which stimulate improvements in blood flow to regions of the heart.

“This distribution agreement with Novadaq for the CO2 Heart Laser fits well into MAQUET’s current portfolio of cardiac surgery products and allows us to provide our customers additional therapies to meet their patients’ needs,” said Raoul Quintero, President, U.S. Sales and Service Organization, MAQUET Medical Systems. “Being able to strategically augment our product portfolio through distribution agreements such as these allows us to ensure we are constantly providing the most innovative technologies to the physicians and patients we serve.”

“The alliance with MAQUET represents Novadaq’s fourth commercial agreement with a market leader,” added Dr. Arun Menawat, President and CEO, Novadaq. “We are excited that the CO2 Heart Laser will now be sold in the U.S. by the industry’s largest specialized cardiac surgery sales force, and we look forward to continuing to support our customers’ service requirements”.

Information About MAQUET

As a trusted partner for hospitals and clinicians since 1838, MAQUET is a global leader in medical systems that advance surgical interventions, cardiovascular procedures and critical care. MAQUET develops and designs innovative products and therapeutic applications for the operating room, hybrid OR/cath lab, intensive care unit and patient transport within acute care hospitals, improving outcomes and quality of life for patients.

Cardiovascular specialties include intra-aortic balloon counterpulsation (IABC) therapy for cardiac assist, coronary artery bypass surgery, aortic and peripheral vascular surgery, and extracorporeal circulation.

The Critical Care portfolio includes market-leading intensive care ventilators and anesthesia machines.

MAQUET also equips Surgical Workplaces with critical infrastructure such as flexible room design for OR and ICU, OR tables, lights and ceiling supply units, and OR integration for image data management.

MAQUET is a subsidiary of the publicly listed Swedish Getinge Group. In 2010, Maquet generated nearly half of the Group’s annual revenue of 2.3 billion Euros. The Getinge Group has more than 12,000 employees worldwide, including around 5,000 MAQUET employees in 36 international sales and service organizations, as well as a network of more than 250 sales representatives. For more information please visit www.maquet.com and www.getingegroup.com.

MAQUET – The Gold Standard.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. On November 30, 2011, Novadaq signed exclusive, multi-year sales and marketing agreements with Kinetic Concepts, Inc. (KCI), and its LifeCell business unit, for the commercialization of Novadaq’s SPY® System in additional surgical and wound care applications. Novadaq’s cardiac surgery products include the SPY imaging for cardiac applications, marketed through a direct sales team, and the CO2 Heart Laser™ System, distributed by MAQUET Cardiovascular. For more information, please visit the Companies’ websites at http://www.novadaq.com and http://www.maquet.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT endoscopic technology, autofluorescence technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: LifeCell™ Corporation is a business unit and trademark of Kinetic Concepts, Inc. Intuitive Surgical and da Vinci are registered trademarks of Intuitive Surgical.

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Investor and Media Relations Contacts

David C. Martin

Vice President, Business Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Media Contact

Susan Neath

Invigorate Communications

212-301-7182

sneath@wcgworld.com